SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN
BRASKEM’S EXTRAORDINARY MEETING
TO BE HELD ON JULY 28, 2023

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TABLE OF CONTENTS

MESSAGE FROM MANAGEMENT	3
GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES	4
RELATED DOCUMENTS AND LINKS	11
ATTACHMENT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL	12
ATTACHMENT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY	13
GUIDE TO USING THE WEBEX PLATFORM FOR ACCESS AND PARTICIPATION	14

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MESSAGE FROM MANAGEMENT

Dear Shareholders,

In line with our commitment to continuously search for the best Corporate Governance practices, we have created this manual for shareholders’ participation in the Company’s Extraordinary Meeting (“Manual”), to be held on July 28, 2023, at 03:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), through digital platform Webex (“Digital Platform” and “Meeting”, respectively).

The meeting was called to appraise the following agenda (“Agenda”):

1.	Approval of the Company's new Long Term Incentive Plan, in accordance with the management proposal; and
2.	Election of one (1) alternate member of the Company's Fiscal Council, replacing the alternate member elected in a separate vote by the minority holders of the Company's preferred shares at the Annual and Extraordinary Shareholders' Meeting held on April 26, 2023.

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GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participating in the Meeting, we provide this Manual.

The information related to such resolutions is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, City of São Paulo, State of São Paulo - CEP 05501-050, under the care of the Company’s Investor Relations Department, with Mrs. Rosana Cristina Avolio, at the websites of the Company (www.braskem-ri.com.br), of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br). The information and documents required by CVM Resolution 81 were duly presented to CVM through the Empresas.Net System.

Shareholders’ Participation

As permitted by the Brazilian Corporation Law and by CVM Resolution 81, the Meeting shall be held in an exclusively digital manner, reason why the Shareholders may only participate:

(a)       via remote voting bulletin (“Bulletin”), and the detailed instructions regarding the documentation required for remote voting are contained in the Bulletin, which can be accessed through the abovementioned websites; and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Bulletin or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Bulletin and that, if it so wishes, votes at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

We provide below detailed information on the deadlines and procedures to take part in the Meeting:

(a)       Remote Voting Bulletin: the Company shall adopt the remote voting system pursuant to CVM Resolution 81, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations), or yet by email atendimentoescrituracao@itau-unibanco.com.br or through website http://www.itau.com.br/investmentservices/assembleiadigital; or (iii) directly to the Company: (iii.1) by sending a hard copy to the Company’s offices located at Rua Lemos Monteiro, 120, 24º andar, in the City of São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) by sending a digital copy to e-mail braskem-ri@braskem.com, with a request for receipt confirmation, pursuant to the instructions contained in the Bulletin itself.

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(b)       Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date set for the Meeting to be held, that is, by July 26, 2023, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed below, in the Meeting Call Notice and in the Management Proposal for the Meeting), and we note that access to the Digital Platform shall be forbidden for shareholders that do not submit the require participation documents within the deadline set herein, pursuant to article 6, paragraph 3, of CVM Resolution 81.

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above. The Shareholder that participates through the Digital Platform shall be deemed present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 47, paragraph 1, of CVM Resolution 81.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 03:00 p.m. of July 27, 2023), it shall get in touch with the Company through phone number +55 (11) 3576-9531 – in any event, before 12 noon of July 28, 2023, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

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Foreign Shareholder Preset at the Meeting

Foreign Shareholders must submit the same documents as Brazilian Shareholders, and exceptionally for this Meeting the Company shall waive the need for notarization, consularization, annotation and sworn translation of all representation documents of the Shareholder, sufficing to send a simple copy of the original counterparts of all such documents to the Company’s e-mail stated above.

American Depositary Receipt Holders

American Depositary Receipt Holders are represented by The Bank of New York Mellon ("BONY"), as depositary institution, pursuant to the Deposit Agreement entered into with the Company.

Forwarding the Documentation

The Shareholders that wish to participate in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date scheduled for the Meeting, that is, by July 26, 2023, a simple copy of the original counterparts of the following documents:

(i)	evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting;

(ii)	if the Shareholder is a legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Board that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund's regulation, together with the information referred to above regarding its administrator or manager;

(iv)	additionally, in case of representation of a Shareholder (individual, legal entity or investment fund) by a proxy, the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporation Law; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, the statement containing the respective shareholding, issued by the competent entity.

Pursuant to article 6, paragraph 3 of CVM Resolution 81, access to the Digital Platform will not be allowed for Shareholders who do not present the necessary participation documents within the period set forth herein.

The Company shall waive the sending of the physical counterparts a of the Shareholders’ representation documents to the Company’s offices, as well as the certification of the authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

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The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Voting Impediments

Pursuant to the Brazilian Corporation Law, a Shareholder may not vote on resolutions of the general meeting related to the approval of its accounts as administrator, nor on any other resolutions which may specifically benefit said Shareholder or in which it and the Company have conflicting interests.

If any of the attending shareholders claim an alleged conflict of interests of a Shareholder, which prevents it from voting in the meeting, or in another legal event of vote impediment, and if the Shareholder itself has not declared its impediment, the presiding board of the Meeting shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such Shareholder, before voting on the matter. The chairman of the Meeting himself may, if he verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

In line with the understanding of CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and he is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

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BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.)

No. 42.150.391/0001-70

STATE REGISTRATION (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON JULY 28, 2023

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to meet an Extraordinary Shareholders’ Meeting, in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), to be held on July 28, 2023, at 3:00 p.m., through digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve upon the following Agenda:

3.	Approval of the Company's new Long Term Incentive Plan, in accordance with the management proposal; and
4.	Election of one (1) alternate member of the Company's Fiscal Council, replacing the alternate member elected in a separate vote by the minority holders of the Company's preferred shares at the Annual and Extraordinary Shareholders' Meeting held on April 26, 2023.

Camaçari/BA, June 27, 2023.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal (“Proposal”) contemplating all documentation relating to the matters on the Agenda, the remote voting ballot (“Ballot”), the other documents provided for in CVM Resolution 81 and other relevant information for the exercise of voting rights at the Meeting, were made available to the Company’s Shareholders on this date, in the manner provided for in CVM Resolution 81, and can be accessed through the websites of CVM (www.cvm.gov.br), the company (www.braskem.com.br/ri), and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

2. As permitted by the Brazilian Corporations Law and by CVM Resolution 81, the Meeting shall be held exclusively through digital means, reason why the Shareholders’ participation may only occur:

(a)       via remote voting ballot, and the detailed instructions regarding the documentation required for remote voting are contained in the Ballot, which can be accessed through the abovementioned websites; and

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(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Ballot or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Ballot and that, if it so wishes, votes at the Meeting, all voting instructions received through the Ballot shall be disregarded.

3. Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send an e-mail to braskem-ri@braskem.com, with acknowledgment of receipt, at least 2 days in advance of the date scheduled for the Meeting, that is, by July 26, 2023, with the following documents, be they Brazilian or foreign Shareholders:

(i)	proof issued by the financial institution that is the depositary for the book-entry shares of its ownership, proving the ownership of the shares up to eight (8) days prior to the date of the Meeting;

(ii)	if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(iv)	additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (a) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Resolution 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

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The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

4. Detailed information on the rules and procedures for participation and/or remote voting at the Meeting, including guidelines on access to the Digital Platform and on how to send the Ballot, can be found in the Manual for Shareholder Participation in the Meeting, in the Company’s Management Proposal and in other documents available on the websites of CVM (www.braskem.com.br/ri), the Company (www.braskem.com.br/ri) and B3 (www.b3.com.br).

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RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations - Braskem S.A.:	www.braskem-ri.com.br
Brazilian Securities Commission - CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. - Brasil, Bolsa, Balcão:	www.b3.com.br

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ATTACHMENT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers' Register of the Ministry of Economy (CPF/ME) under No. __________________, appoints and constitutes as its attorney-in-fact _____________________________, to which it grants special powers to represent the interests of the Grantor in the Extraordinary Meeting of Braskem S.A., with registered office at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on July 28, 2023, at 3:00 p.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, ___________ , 2023.

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ATTACHMENT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Extraordinary Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on July 28, 2023, at 03:00 p.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, ___________ , 2023.

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GUIDE TO USING THE WEBEX PLATFORM FOR ACCESS AND PARTICIPATION

The Company clarifies that the Digital Webex Platform was chosen to carry out the Shareholders Meeting because it fulfills the requirements provided for in art. 28 Paragraph 1 of CVM Resolution 81, as it allows Shareholders the opportunity to express themselves and have simultaneous access to documents that have not been previously presented and that are presented during the Meeting. In addition, the Digital Platform allows full recording of the Meeting, as well as communication between participants, through the option “Chat” on the platform (see how to use this function in item 2.3 below).

Therefore, the Company makes the instructions below available to its Shareholders to serve as a guide / manual for using the Digital Platform on the day of the Meeting, in order to facilitate the participation of all those involved in the event.

Introductory Information

In order to have access to the Meeting, Shareholders must request an access link to the Meeting via email to braskem-ri@braskem.com, by July 26, 2023. The request must be accompanied by the necessary documents to participate in the meeting. Meeting, which were duly indicated in the Call Notice, in the Management Proposal and in this Manual for Participation in the Meeting.

The access to the Meeting via the Digital Platform will be restricted to shareholders or their representatives / attorneys-in-fact (“Participants”), members of the Company, and other persons whose presence is mandatory under the law or applicable regulation. The links to access the Digital Platform, containing the individual invitations, will be sent to the e-mail addresses that made the access request. Only one individual invitation will be sent per Participant.

The Company hereby informs that it will not authorize the participation in the Meeting of any Participant who has not requested the access link within the period indicated above, as well as for the Participants who request the link, but did so without presenting the necessary participation documents within the period above.

Participants who are accredited within the period indicated above undertake, as of now, to: (i) make use of individual invitations only and only for participation in the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to a third party, whether a shareholder or not, the invitation being very personal and non-transferable; and (iii) do not record or reproduce, in whole or in part, nor transfer, to a third party, whether he is a shareholder or not, the content or any information obtained on the Digital Platform during the Meeting.

If a certain Participant, duly qualified, does not receive the link to access the Meeting up to 24 (twenty four) hours in advance of the opening hours of the Meeting (that is, until 3 p.m. on July 27, 2023), he / she must enter contact the Investor Relations department of the Company, by phone +55 (11) 3576-9531, no later than 12:00 noon on July 28, 2023, so that they can be sent back (or provided by phone) respective access instructions.

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The Digital Platform is available for use via computer (desktop or laptops and the like) and via cell phone, through the Webex app, for Apple and Android phones. The Participant who chooses to participate in the Meeting via cell phone must download the Webex application on his mobile phone.

Recommendations

We suggest that Participants access the Digital Platform at least 15 (fifteen) minutes before the beginning of the Meeting, in order to avoid possible operational problems with the tool.

The Company recommends that Participants test and familiarize themselves previously with the Digital Platform, in order to avoid any surprises regarding the incompatibility of their electronic equipment with the tool, in addition to possible problems with its use on the day of the Meeting.

All Participants will start the Assembly with their microphones and videos disabled, and the event organizer must release them. Thus, after the presentation on each matter included in the Agenda of the Meeting, the Participant who wants to speak up must use the option "Questions and Answers" on the Digital Platform to register such request, so that the Participants will be given the floor in the order where requests are received by the Bureau. The manifestation will be exercised when the organizer of the event releases the audio of the requesting Participant.

As detailed in item 2 below, it should be noted that the platform's “Questions and Answers” function is not to be confused with the “Chat” function. Only through the “Questions and Answers” function will Participants be able to address the Bureau, including for the purposes of voting.

The “Chat” function can be used for communication between Participants.

Responsibilities and Rights

Braskem will not be responsible for connection problems that the Participants may face and other situations beyond the Company's control, such as instability in the internet connection or incompatibility of the Digital Platform with the Participant's equipment. As a result, we remind you that your experience may vary according to the browser and settings of your equipment (computer or cell phone).

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) record the Participants' statements and also to view the documents presented during the Meeting; (ii) registration of the authenticity and security of communications during the Meeting; (iii) registration of the attendance and votes cast by the Participants; (iv) compliance with any legal orders from competent authorities; and (v) defense of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

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Technical support

The Company will provide remote technical support to Participants (pay attention to the recommendations described above), which will be provided via telephone 11 3576-9681.

Below, we have a brief guide, containing basic instructions for access (item 1) and participation in the Assembly (item 2), as well as how the tools available on the Digital Platform can be used by the Participants.

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1 - HOW TO JOIN THE MEETING

1st Step: You will receive an email from the sender messenger@webex.com containing an invitation to access the Meeting. A password will be included in the body of the email, which will be requested for registration.

Important: If you cannot find the e-mail, check your SPAM box and validate with your IT team that the e-mails from the sender @ webex.com are released.

Convite para webinar Webex: AGE Braskem - 2023

BS Braskem S.A <messenger@webex.com>
Para CRISTIANO DIAS DO PATROCINIO

Responder | Responder a To

Se houver problemas com o modo de exibição desta mensagem, clique aqui para exibi-la em um navegador da Web.

webex

Braskem S.A convidou você a um webinar Webex que necessita de registro.

AGE Braskem - 2023

Organizador: Braskem S.A
sexta-feira, 28 de julho de 2023
15:00 | (UTC-03:00) Brasília | 1 h

Registrar-se

2nd Step: By clicking on the invitation button, there will be a redirection to the CISCO WEBEX website. Register your registration for the Meeting by clicking on the “Register” button.

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3rd Step: Inform the password received by email (1st step) and click on “Send”.

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4th Step: Click "OK" and wait for the confirmation e-mail to arrive as shown in the image below.

Step 5: When your participation in the event is approved, a new confirmation email will be sent. Open the email and click "Accept" to add the event to your calendar and by the time of the event (preferably 15 minutes before the scheduled time), click "Join the webinar".

IMPORTANT: the event will only be available 15 minutes before the scheduled time.

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Step 6: By the scheduled time, click "Join the meeting" to join the Meeting.

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2 - HOW TO PARTICIPATE / VOTE DURING THE MEETING

2.1 Introductory Information

Participants who take part in the Meeting via the Digital Platform will, for all legal purposes, be considered present at the Meeting and, as such, will be considered subscribers to the respective minutes and the Shareholders' Attendance Book of the Company, under the terms of Article 47, paragraph 1 of CVM Resolution 81.

2.2 Asking for the floor and voting - “Questions and Answers”

All Participants will start the Meeting with their microphones and videos disabled, and the event organizer must release them. Thus, after the presentation on each matter included in the Agenda of the Meeting, the Participant who wants to speak up must use the option "Questions and Answers" on the Digital Platform to register such request, so that the Participants will be given the floor in the order where requests are received by the Bureau. The demonstration will be exercised when the organizer of the event releases the audio of the requesting Participant.

Participants who wish to speak in writing must forward their speech to the Meeting's Board by the end of the Meeting, by e-mail braskem-ri@braskem.com.

Participants who wish to express their opinion on any matter not related to the Meeting's agenda must use the contact channel with the Company through the Investor Relations area.

Below, we point out the step by step to use this function on the Digital Platform:

1st Step: To participate in the ongoing vote or to ask for the floor during the event, use the “Questions and Answers” resource. To do so, click on the icon highlighted below.

2nd Step: Afterwards, to participate in the ongoing vote or to ask for the floor, just click on the “Questions and Answers” function and express your interest in using the microphone. When it is your turn, the event organizer will release your microphone so you can speak:

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IMPORTANT NOTE: The Company informs that it will only receive requests for statements made via the “Questions and Answers” function. Thus, requests for manifestations via the “Chat” function (see item 2.3 below) will not be received by the Meeting Bureau.

2.3. Text messages - Via Chat (Conversation between participants)

1st Step: The “Chat” function can be used for communication between the Participants. To send a text message, click on the “Chat” button:

2nd Step: A new window will appear on the side of your screen. Choose the Participants, type your message and press the <ENTER> key

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Any doubts or clarifications on the above may be resolved or requested by contacting the Company's Investor Relations Department, by email to braskem-ri@braskem.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.